                          Business Valuation Services


                                 EXHIBIT 10.1


                               CROPKING, INC.


                               August 22, 1997




                                                             LOGO

April 9, 1998

Mr. Daniel J. Brentlinger
CropKing, Inc.
5050 Greenwich Road
Seville, OH  44273

Dear Mr. Brentlinger:

We are pleased to submit our valuation of the common stock of CropKing, Inc. We find, based on 300 common shares outstanding, the fair market value of the common stock is:

                        $1,100,000 or $3,666.67 per share

We give our opinion of the fair market value as of August 22, 1997 on the basis of our experience as a fiduciary handling over $108 billion in trust assets and having been involved in frequent appraisals and sales of closely held and employee-owned companies.

In this report, we consider the trend and nature of the Company's business, the state of the economy and industry in which it operates, and the assets it holds. We examined the financial position and operating results of the Company relative to other companies with similar financial profiles and subject to similar market conditions. Our analysis included consideration of earnings, projected operations, net asset value, marketability, and other attributes of the respective entities we deemed pertinent to render this opinion.

This report is prepared in conformity with Uniform Standards of Professional Appraisal Practice, as promulgated by The Appraisal Foundation and endorsed by the American Society of Appraisers. The American Society of Appraisers has a mandatory reaccreditation program for all of its Accredited Senior Appraisers. All Accredited Senior Appraisers employed by Key Trust Company of Ohio are in compliance with the requirements of that program.

Respectfully submitted,

KEY TRUST COMPANY OF OHIO, N.A.

By:   /s/ Radd L. Riebe
   ------------------------------------
   Radd L. Riebe
   Vice President, ASA

By:  /s/ Brian D. Bornino
   ------------------------------------
   Brian D. Bornino, CPA, CMA
   Valuation Officer

RLR:nu:deh - 1952R

                               TABLE OF CONTENTS


                                                                    PAGE NO.
                                                                    --------

LETTER OF TRANSMITTAL...........................................        2

INTRODUCTION....................................................        4

    Description of the Assignment...............................        5

THE ECONOMY.....................................................        6

THE COMPANY.....................................................        7

    Origin, Ownership, and Management...........................        7
    Business....................................................       10
    The Hydroponic Industry.....................................       11
    Strategy....................................................       15
    Hydroponic Products and Service.............................       21
    Marketing, Distributing, and Sales..........................       23
    Competition.................................................       24
    Employees...................................................       26
    Facilities..................................................       27
    Financial Statements........................................       27

VALUATION ANALYSIS..............................................       33

    Valuation Approach..........................................       33
    Discounted Cash Flow........................................       34
    Net Asset Value.............................................       37
    Weighting of Valuation Factors..............................       38

CONCLUSION......................................................       39

Schedule A -  Balance Sheets....................................       28
Schedule B -  Statements of Sales...............................       29
Schedule C -  Percent of Sales..................................       30
Schedule D -  Selected Financial Data...........................       31
Schedule E -  Adjusted Net Income, Cash Flow, EBIT, and EBITDA..       32

Exhibit A     Discounted Cash Flow Summary......................       35

Glossary of Terms...............................................       40

Appendix A -  Biographical Data.................................       41
Appendix C -  Independence of Appraiser/Contingent and Limiting
                   Conditions...................................       43


                                  INTRODUCTION

This report is undertaken to determine the "fair market" value of the common stock of CropKing, Inc. ("CropKing") or (the "Company") as of August 22, 1997. The term "fair market value" is the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy nor sell with both having reasonable knowledge of relevant facts. In preparing this report, we have, among other things, reviewed:

   1. our February 27, 1998 meeting with Daniel J. Brentlinger, Chairman and CEO of CropKing, the business, services, problems, opportunities, and competitive environment,

   2. the February 20, 1998 draft of CropKing's Form SB-2 Registration Statement to be filed with the Securities and Exchange Commission,

   3. the draft audited financial statements of CropKing prepared by Grant Thornton, LLP for the years ended July 31, 1997 and 1996,

   4. the draft audited financial statement of CropKing prepared by Grant Thornton, LLP for the six-month period ended January 31, 1998,

   5. the compiled financial statements of CropKing prepared by Rea & Associates, Inc. for the years ended July 31, 1992 through 1996,

   6.   marketing information provided by CropKing,

   7. a Business Plan for CropKing prepared by Daniel J. Brentlinger in March 1995 for fiscal years 1995 through 1998,

   8. video tape presentation by CropKing, titled "Opportunities in Controlled Environment Agriculture",

   9. our February 27, 1997 tour of CropKing facilities in Seville, Ohio, and

  10. other information and such aspects of the business as we considered pertinent.

In connection with our review, we have used, relied on, and assumed the accuracy of, without independent verification, data, material, and other information with respect to the Company, furnished to Key by or on behalf of the Company and its agents, counsel, employees, and representatives (the "Information"). The Company represents that the Information does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not false or misleading.

Description of the Assignment

Key Trust Company of Ohio, a subsidiary of Key Bank National Association, was retained by CropKing to appraise the fair market value of its common stock as of August 22, 1997. The purpose of this valuation is to report to the Securities and Exchange Commission the market value of common stock sold to various individuals on the date of valuation. Our services and the opinions expressed herein are provided exclusively for CropKing. Such opinions are not intended to be investment advice and should in no way be construed as such.

                                   THE ECONOMY

Our appraisal is as of August 22, 1997 during a period of sustained growth. During the third quarter of 1997, real gross domestic product ("GDP") rose at an annual rate of 3.5% after rising 3.3% in the second quarter. Industrial production output rose in the third quarter at an annual rate of 7.2%, compared to 4.1% in the second quarter. During the third quarter, the consumer price index increased at an annual rate of 2.2%, following a 2.4% second quarter rise. Unemployment averaged 4.9% in the third quarter, unchanged from the previous quarter. As of this appraisal date, the unemployment rate is 4.9%. The prime rate averaged 8.5% in the third quarter, unchanged from the second quarter. As of this appraisal date, the prime rate remains at 8.5%. The Dow Jones Industrial Average closed December 1996 at 6448.27 and closed August 1997 at 7622.42, an 18.2% increase for the year. The NASDAQ Composite, a broader index of smaller companies, was 1291.03 at the close of December 1996 and 1587.32 at the close of August 1997, a 23.0% increase for the year.

GDP has grown at fluctuating rates since the first quarter of 1991. Continued growth will be driven by consumer spending, which is supported by job growth and modest wage gains. The continued increase in the stock market has increased personal wealth and may positively affect future consumer spending. The Federal Reserve modestly raised rates in March 1997 and further monetary tightening is expected, although the timing is uncertain. On a long-term basis, interest rates are expected to rise further as the economy and employment show sustained growth and inflation pressures increase.

We anticipate real GDP growth of 4.0% for 1997 and 2.5% for 1998, following growth of 2.8% for 1996 and 2.0% for 1995.

                                   THE COMPANY

Origin, Ownership, and Management

CropKing was incorporated in the State of Ohio in September 1982 and reincorporated in the State of Delaware in August 1997. The principal executive offices of the Company are located at 5050 Greenwich Road, Seville, Ohio 44273, and its telephone number is (330) 769-2002. The Company's Internet address is www.CropKing.com.

The officers and directors of the Company are as follows:



Name                              Title

Daniel J. Brentlinger             Chairman of the Board, President, Chief Executive Officer
John Campanella                   Vice President, Chief Operating Officer, Secretary
James W. Brown                    Vice President, Technical Services
Arthur E. Bard                    Vice President, Marketing and Sales
Howard M. Resh, Ph. D.            Director
Robert A. Chesney                 Director



Each of the directors hold office for a one-year period expiring December 31, 1998. At present, the Company's By-laws provide for not less than one director nor more than nine directors. Currently, there are three directors. The By-laws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships among any officers or directors of the Company.

The principal occupation and business experience for each officer and director of the Company for at least the last five years are as follows:

Daniel J. Brentlinger, 45, has been chairman of the board, president and chief executive officer of the Company since its organization. Mr. Brentlinger is the founder of the Company. Mr. Brentlinger has substantial senior management, technical operations and marketing and sales experience in the hydroponics and aquaculture industries. Since the founding of the Company in September 1982, Mr. Brentlinger has been instrumental in the organization, development and promotion of the Company. Mr. Brentlinger holds a B.S. degree from Southwest Missouri State University.

John Campanella, __, has been a vice president, chief operating officer, secretary, director and an employee of the Company since 19__. Mr. Campanella has significant management, operations and marketing and sales experience in the hydroponics industry. From 1980 to 1990, Mr. Campanella was national sales manager for Panasonic Industrial Company, a Secaucus, New Jersey based industrial products company. From 1990 to 199_, Mr. Campanella was president and chief executive officer of Northland Sport Marketing, Inc., a Cleveland, Ohio based sporting goods company. Since 19__, Mr. Campanella has been instrumental in the organization, development and promotion of the Company. Mr. Campanella holds a B.S. degree from the University of Cincinnati.

James W. Brown, 53, has been vice president of technical services and an employee of the Company since 1983. Mr. Brown has significant management, technical operations and marketing experience in the hydroponics industry. Since 1983, Mr. Brown has been responsible for the Company's training workshops for the Company's hydroponic products and systems, has coordinated the Company's annual national hydroponics conference, and has otherwise been instrumental in the organization, development and promotion of the Company.

Mr. Brown holds a B.S. degree from McGill University, a M.S. degree from Cornell University and an M.D. degree (divinity) from Faith Theological Seminary.

Arthur E. Bard, 56, has been vice president of marketing and sales and an employee of the Company since 1991. Mr. Bard has significant management, technical operations and marketing and sales experience in the hydroponics industry. Since 1991, Mr. Bard has also been responsible for the marketing and sales of the Company's hydroponic products and systems, and related technology, equipment and supplies, and has otherwise been instrumental in the organization, development and promotion of the Company. Mr. Bard holds B.S. and M.S. degrees from the University of Wyoming and a Ph.D. degree (candidate) from the University of Arizona.

Howard M. Resh, Ph.D., 56, has been vice president of development and director of the Company since September 1997. Dr. Resh has substantial senior management, operations and marketing experience in the hydroponics industry. Dr. Resh is a leading international authority in the hydroponics industry and is the author of more than 32 professional publications in the hydroponics field. Since 1990, Dr. Resh has been the technical director and project manager of hydroponics systems, and related technology and products, for California Watercress, Inc., a Fillmore, California based agribusiness. Since 1997, Dr. Resh has been instrumental in the organization, development and promotion of the Company. Dr. Resh holds B.S. and Ph.D. degrees from the University of British Columbia.

Robert A. Chesney, 57, has been a director of the Company since September 1997. Mr. Chesney has substantial executive management, technical operations and marketing and sales experience in the telecommunications industry. Since 1978, Mr. Chesney has been president and chief executive officer of Chesney Communications, a Newport Beach, California based communications and video production firm, which produces Window on Wall Street, a nationally syndicated financial video program, among other financial video programs. Chesney Communications intends to provide video production for the Company at prices competitive with prices charged by other companies on an arm's length basis. Since September 1997, Mr. Chesney has been instrumental in the organization, development and promotion of the Company. Mr. Chesney holds a B.S. degree from the University of Miami.

The Company sold 200 new shares of stock to various individuals on August 22, 1997. As of August 27, 1997, the shareholders were:


                                                    Percent of
Shareholder                          Shares        Outstanding

Daniel J. Brentlinger                368.75           73.75%
Thomas T. Prousalis, Jr.              50.00           10.00
John Campanella                       18.75            3.75
James W. Brown                        18.75            3.75
Arthur E. Bard                        18.75            3.75
Howard M. Resh                        12.50            2.50
Robert A. Chesney                     12.50            2.50
                                    -------         -------
                                     500.00          100.00


Subsequent to the date of this valuation, CropKing split its stock 4,000 for 1.

Business

CropKing designs, develops, manufactures, markets and sells proprietary, commercial hydroponic products and systems, and related technology, equipment and supplies, to customers in the United States and abroad for the commercial year-round production of high value, specialty, disease and pesticide-free plant and floral crops, such as tomatoes, lettuce, peppers, herbs, strawberries, and roses. The Company's hydroponic products and systems are offered to its prospective commercial and individual customers in standard and custom-designed configurations, providing versatile commercial structures, products and systems, including related technology, equipment and supplies, on a turn-key basis. The Company's hydroponic products and systems are offered through direct marketing and sales, dealers and distributors and by mail order. CropKing distributes more than 100,000 mail order catalogs and other marketing materials to its customers and prospective customers worldwide.

The Hydroponic Industry

Hydroponics may be defined as the science of growing disease and pesticide-free plants in soilless, insert media, to which is added a water soluble nutrient containing the essential elements needed by the plant for optimum growth and development. It is not a new scientific endeavor, with work being done by researchers as early as the 1600s. In the early 1930s, W.F. Gericke of the University of California applied laboratory experiments in plant nutrition to practical and commercial use. In doing so, he termed these nutri-culture system, "hydroponics," derived from two Greek words, hydro and ponos, hydro, meaning water, and ponos, meaning labor, or literally, working water.

Only since the mid 1980s, has hydroponics taken a major step forward with the introduction of two particular growing media, including rockwool and perlite. The advantages of these two media have allowed hydroponics to move forward and become accepted as a practical and profitable way of growing certain crops. Gericke's application of hydroponics soon proved itself by providing food for troops stationed on non-arable islands in the Pacific in the early

1940s. In 1945, the U.S. Army Air Force solved its problem of providing its personnel with fresh vegetables by practicing hydroponics on the rocky islands normally incapable of producing such crops.

With the development of plastics, hydroponics took another large step forward. Plastics freed growers from the costly construction of concrete tanks and beds previously used. Today, computerized environmental control systems, automated injector feed systems, plastic plumbing and grow bags and other technological innovations, have allowed growers to become increasingly efficient in their production of crops using hydroponics, thereby reducing both capital and operational costs.

Hydroponics has become a reality for growers in all climate regions. Large hydroponic greenhouse complexes exist throughout the world including Holland, England, Germany, the Middle East, Spain and Africa. Holland has been a leader in the hydroponic industry. In this small country, no larger than the state of Connecticut, there are over ten thousand acres of greenhouses utilizing hydroponic technology. Much of the production is shipped to the United States and other countries at premium prices. England's hydroponic industry, while somewhat smaller than Holland's, still includes well over four thousand acres of hydroponic greenhouse production. Canada has over one thousand acres, but in the United States, there are currently only about one thousand acres of hydroponic greenhouse production.

Why this small amount, in a country far larger geographically and in production than its European counterparts? It is primarily because U.S. demand for high quality vegetables has lagged behind that of other countries. Not until the "baby boomer" generation matured did the consumer demand the quality that only hydroponics can provide. Thus, in the late 1970s and early 1980s as the post-war generation entered the market, they demanded quality produce, and exhibited a willingness to pay a premium price to obtain it.

Hydroponic production techniques have significantly improved, and agriculturally inclined entrepreneurs have begun to meet that demand. The growing systems used in Holland and several other countries where hydroponic technology is advanced, include the perlite and rockwool systems and rarely is any other system considered by these up-to-date growers. CropKing has "packaged" its own proprietary technology that the Company believes is the most efficient, most productive technology in its industry and offers it on a turn-key basis to its customers worldwide.

Commercial hydroponics lends itself well to individual and small business operated greenhouse enterprises where with good management practices, it can be profitable supplying local markets with fresh produce on a year round basis. CropKing believes that markets for hydroponically grown produce have been established and demand currently exceeds supply.

The advantages of hydroponics vis a vis traditional field agriculture are significant, including:

    - Superior taste, quality, appearance, uniformity and extended shelf life of hydroponic vegetables.

    - No sterilization of growing media required and plant nutrition is easily and completely controlled within nutrient tanks.

    - No weeds, no cultivation, no soil borne diseases or insects. Allows for uniform water availability to plants.

    - Closer plant spacing is possible and moveable plant channels allow greater production from equal areas for some crops.

    - Less water is required and less fertilizer needed. Root zone heating, known to especially benefit tomatoes and cucumbers, is feasible and practical.

    - Use of biological controls including beneficial insects and safe methods of insect control are possible in a controlled environment system.

For many of CropKing's customers, tomatoes are the ideal crop to produce due to their high demand and high market value. Since tomatoes are a universal staple in the American diet, they are easily marketed, even in outlying rural areas away from major markets. This ease of marketing all that a grower can produce is an important issue to consider when choosing a hydroponics crop. Also, with a ten-day shelf life, tomatoes need no refrigeration or special treatment prior to delivery to market.

Consumer acceptance of hydroponically grown tomatoes has also contributed to their appeal to the large commercial grower. Most of the year consumers must depend on field grown tomatoes, usually from Mexico, Florida or California. These green picked, gas ripened tomatoes are usually of questionable quality and their taste and texture leave much to be desired. Transportation costs, unionized labor, and climatic conditions are increasing the cost to produce field vegetables, and are causing a shift of vegetable production closer to the markets, making controlled environment tomato production a particular profitable alternative for the grower who is looking to diversify.

Quality of the hydroponically grown tomato is unsurpassed, with a beautiful appearance, smooth skin, little or no blemishes, a deep red color when fully ripe, a real tomato aroma, a meaty texture, and an excellent taste, much like carefully cultivated garden tomatoes. Produce buyers are anxious to find suppliers for this quality of tomato and a reasonable price may be assured.

Most hydroponic growers prefer to grow a single tomato crop for the entire year, with northern growers usually planting seeds in early January, and southern growers planting in August. Some growers plant two crops per year, a spring and a fall crop, thereby eliminating the lower price received during the summer months and allowing a reduction in labor at those times. In the north, while the price is lower for a month or so in the summer time, hydroponic tomatoes bring a premium price, right through the home grown season.

To make a full time business, to generate sufficient wages for the owner/operator customer, and to earn a reasonable profit, the Company recommends a quarter acre, four-bay greenhouse as the minimum size with which to begin. Some customers growers wishing to start out on a smaller scale choose either a 30' x 124' free-standing unit, or a two bay connect unit, which can be added onto in the future.

Hydroponic tomatoes can be grown in several types of soilless systems, with perlite bags being one of the most popular. Rockwool, peat bags and NFT (Nutrient Film Technique), are also used by some growers. The perlite bag system, developed by growers in Scotland, is becoming the most popular system due to the lower capital costs and ease of installation and management. Although perlite is the system included in CropKing's systems, the Company is able to offer a variety of other systems, depending on the grower's requirements.

Strategy

CropKing believes that the hydroponic industry will be an important industry in the foreseeable future due to four overriding environmental issues that have worldwide implications and which are instrumental in the Company's business strategy:

Decreasing Fresh Water Supplies and Water Quality.

During this century demands for fresh water have soared worldwide. This is due to rapid industrialization and the needs of a rapidly expanding world population. Almost all of open field crops in the U.S. and many other countries draw heavily from rivers and underground aquifers. Whole agricultural regions depend on these sources, and many water sources are fast disappearing.

For example, the Ogalala Aquifer, which stretches from Canada down through the Southwestern U.S., is responsible for millions of acres of bountiful croplands and grazing lands. The United States Geological Survey (USGS) reports that this aquifer, which has only been in heavy use for less than 50 years, is more than two-thirds depleted in some areas. It is estimated that much of this aquifer will be close to bone dry in 30-40 years with current usage. This aquifer may take thousands of years to replenish itself.

The many fresh water wells in the Middle East are another example. Up to 30 years ago, water in these wells was always available a few meters down--even at the end of severe 7-12 years droughts that have been recorded periodically during the past 3,000 years. Now, at some of these wells, it is necessary to go down 1,000 meters and more to draw water. Moreover, as underground water table levels decline or pockets (known as "lenses") of fresh water become smaller, water usually becomes more "brackish;" it has higher concentrations of dissolved salts. When this water is used for irrigation, and the water evaporates, it leaves a salt residue (known as "salinization"). As this salt residue builds up, it reaches a level where plants will not grow in it.

Many of California's formerly productive agricultural lands no longer grow crops. They are coated by, and saturated with, salt. Something similar can be seen along the Nile in Egypt below the Aswan Dam. The annual flooding of the undamed Nile used to wash away evaporated salts from what was some of the most fertile land in the world. Now the farmland shines white with salt instead of green with crops.

Another problem is increasing contamination of rivers and aquifers with the excessive use of chemical fertilizers and insecticides on farms, plus chemical pollution from urban development and industry. 250 million tons of industrial waste is generated every year, much of it released into the air. Also, heavy metals and deadly chemicals are leached by water from garbage and toxic wastes in landfills, finding their way into underground water and waterways, which are often used to irrigate crops. One of many examples is cadmium. This toxic heavy metal is readily taken up by the root system of lettuce and works its way into the leaves. Eating those lettuce leaves in salads means ingesting a toxic chemical that the body stores away. When enough cadmium accumulates, it means serious health problems.

Good quality fresh water can only become more scarce, more expensive and more controlled. A well managed hydroponic plant wastes no water. That is because whatever the plant does not use is recirculated instead of draining away. Excellent water utilization provides a strong competitive advantage for the hydroponic industry.

Increasing Erosion of Top Soil and Soil Degradation.

More than three billion acres of agricultural land has sustained heavy soil damage due to human action. That is an area the size of China and India combined. The World Resources Institute reports that:

    -    22 million acres no longer support vegetation,

    -    740 million acres need extensive restoration, and

    -    2,300 million acres need major and costly reclamation.

The cost of restoration and reclamation, or even of meeting modest regulations needed to control soil erosion and contamination, is beyond the means of most developing countries.

Soil erosion is among the major environmental problems facing the world today. Each year an estimated two billion tons of top soil are lost to wind or to water runoff. Agricultural output in many areas continues to decline because of erosion and soil degradation. Major causes cited by the World Resources Institute include:

    - Overgrazing by livestock cause 35% of soil erosion. It is widespread in Africa and Oceania.

    - Deforestation accounts for 30% of soil erosion. It is predominant in South America and increasing in South East Asia.

    - Harmful agricultural practices are responsible for 28% of soil loss and degradation. It occurs because of over-fertilization and insufficient fallow or rest periods. "Slash and burn" methods by poverty-stricken inhabitants in Africa, Asia and South America leave fields vulnerable to erosion.

    - Salinization, the build up of salts, or salizanation, in soil, has been discussed above.

    - Soil compaction, due to commercial farming methods is another problem. In addition to water and nutrients, plant roots need easy access to oxygen for best growth.

Hydroponic crops are not grown out of depleted and/or contaminated soil. Special nutrients formulas provide more than just basic elements, and often include subtle trace elements that "maximize the genetic potential" of the plant. These formulas help the plant and its fruit develop to be the best it can be. In addition, some hydroponic growing systems maximize the oxygen that reaches the plant's root system, and that is very beneficial to plant growth.

Increasing Resistance of Insect Pests and Plant to Chemical Controls

Insects play essential roles in nature. They aid bacteria and other organisms in soil formation. Many plants depend on insects for pollination. A few insects produce important commercial products--honey, silk, wax, dyes and pigments, for example. However, the United Nations Food and Agriculture Organization ("UNFAO") estimates that one-third of all cultivated crops are now lost to insect pests. That percentage is rapidly increasing according to UNFAO.

Direct damage is done by feeding on leaves, stems, roots or fruit. Indirect damage occurs when insects transmit bacterial, or more frequently, viral infections to a crop. For example, in the American Southwest and Mexico, the white fly is known to transmit a virus that devastates both open field and protected crops, and for which no effective control is known.

The first large scale use of pesticides in agriculture was in the 1860s. Massive use of pesticides and insecticides in the U.S. began in the 1940s--only about 60 years ago. Other countries followed our practices or accepted U.S. aid and our practices. Since the 1950s, pesticide resistant species have increased dramatically. As of 1997, at least 520 insects and mites, at least 150 plant diseases and at least 113 weeds have developed resistance to one or more pesticides meant to control them. In addition, 17 insect species are resistant to all major classes of insecticides. Several plant diseases are now immune to most fungicides used against them.

Growing healthy plants and using biological controls are becoming increasingly important. CropKing believes that a skilled grower can have a significant advantage in a hydroponic greenhouse. More important for customer business, significant segments of the market are willing to seek out and to pay a premium price for high grade produce that is grown without use of dangerous pesticides, insecticides and fungicides.

CropKing believes that as these four environmental issues intensify, its strategy will be to define its hydroponic products and systems as a part of the solution to these important and overriding worldwide concerns. The Company's hydroponic products and systems have been designed to offer a lower risk, higher profit alternative to traditional outdoor agriculture, combining the advantages of soilless growing techniques with a technically controlled greenhouse environment for unprecedented control over the quality and consistency of many high yield crops, including tomatoes, lettuce, peppers, herbs, strawberries and roses. By providing plants with the right amounts of nutrients for optimum growth, maintaining the right balance of temperature and humidity and applying proper biological methods of insect control, the Company's customers should be able to produce commercial, year-round high value, specialty, disease and pesticide-free plants and floral crops.

Also, an important part of CropKing's strategy is to stress the significant environmental and economic advantages of its hydroponic products and systems over traditional field agriculture.


Traditional Field Agriculture                             CropKing's Hydroponic Products and Systems
------------------------------                            -------------------------------------------

Picked green and "gassed" to maturity                     Fresh, vine ripened, harvested at the peak of taste
                                                          and appearance

Shipped long distances to market                          Grown close to market

Seasonal production, when all field growers               Grown out of season when demand is highest
have product

Subject to weather-related problems; frost,               Controlled environment insures optimum
freeze, flood, drought, wind, rain                        growing climate

Soil related problems; weeds, insects, disease            No soil means no soil problems

Chemical means of insect and disease control              Safe, biological means of insect and disease
                                                          control

Poor quality--poor consumer acceptance                    Superior quality--good consumer acceptance



Hydroponic Products and Systems

Unlike the generic greenhouses and equipment sold by other supplies, CropKing offers a controlled environment hydroponic products and systems design for the commercial year round production of high value, specialty, disease and pesticide-free plant and floral crops. A significant advance over conventional glass hothouses of the past, the Company's advanced greenhouse design utilizes energy efficient clear double covers constructed with the most advanced polymer technology available to keep energy costs to a minimum. CropKing's proprietary design allows it to withstand high winds and heavy snow anywhere in the U.S. and still maintain ideal growing conditions inside.

A complete hydroponics system, which is offered in standard and custom-designed configurations, includes heating, cooling and ventilation equipment, as well as dehumidification, optional floor heating, computerized environmental controller and monitor and an automated nutrient injection system. CropKing does all the work for its customers on a turn key basis in sourcing and configuring its hydroponic products and systems from reputable and dependable suppliers, so that all of the parts to a system will work in harmony together. Also, the Company's technicians analyze a customer's water source to develop an appropriate nutrient program. CropKing's technical staff conducts periodic and subsequent analyses to keep the customer's nutrients optimized for its target crops.

A standard 30' x 124' free standing configuration of the Company's hydroponic system includes the following prices:

                       Price Summary March 1998
Item
No.         Description                                    Price
-----       ------------                                -----------
 1-8        Hydroponic Greenhouse Package               $14,476.00
   9        Tomato Plant Support System                     780.00
  10        Electrical Panel                                990.00
  11        Perlite Nutrient Feed System                  3,094.00
  12        Grower Tech Service Program                   1,000.00
  13        Testing & Misc. Equipment                       573.75
  14        Growing Supplies                              2,046.80
                                                        ----------
            Total Price of Above Package                 22,960.50


Customers are to allow three to six weeks for shipment of a complete system. The framework and materials necessary to begin construction may be shipped sooner if desired. All items are F.O.B. Seville, Ohio, or origin of manufacture. One-third deposit required with an order, one-third when actual production of an order begins, and the remaining one-third is due prior to shipment. Specifications and prices are also subject to change without notice.

Additional standard free standing configurations and the capacity of the Company's hydroponic systems are as follows:


Bay Dimensions                                  Capacity
---------------                            -------------------
30' x 124' Freestanding Bay                  870 tomato plants
44' x 128' Freestanding 2-Bay              1,440 tomato plants
66' x 128' Freestanding 3-Bay              2,160 tomato plants
88' x 128' Freestanding 4-Bay              2,880 tomato plants


The prices of turn-key hydroponic systems range from $22,960.50 to $________, subject to the customer's final custom specifications.

Marketing, Distribution, and Sales

CropKing's marketing, distribution and sales strategy targets commercial and independent growers, dealers and distributors, mail order customers and Internet (address: www.cropking.com) customers. At year end July 31, 1997, commercial and independent growers represented approximately 85 percent of sales, dealers and distributors represented approximately nine percent of sales, mail order customers represented approximately five percent of sales and Internet customers represented approximately one percent of sales. CropKing believes that its mail order and Internet customers will gain a larger percentage of its sales in the future due to stronger marketing efforts by the Company and a general trend in the market towards the electronic marketplace.

CropKing also uses direct marketing of its hydroponic products, systems and services, and intends to use a variety of other marketing programs to stimulate demand for its products, systems and services. These programs are focused on the target markets mentioned above and are designed to leverage the Company's mail order list (more than 100,000 current and prospective customers) and the Internet, and both are powerful marketing vehicles. In addition, the Company intends to develop co-marketing programs with strategic corporate partners designed to take advantage of complementary marketing capabilities, e.g., agribusiness companies with mail order catalogs and other marketing and distribution channels for the Company's hydroponic products and systems.

CropKing also markets and distributes its products in the U.S. and abroad in part by disseminating its products and systems through multiple national and international distribution channels. The Company has had limited resources to market and distribute its products and systems. CropKing can make no assurances as to the future success of its marketing and distribution strategy. Furthermore, the Company has limited resources to achieve the distribution of its products and systems and no assurances can be made that the Company will nor require additional financing, which may not be available, to achieve such objective. CropKing has designed its marketing and distribution strategy to address the particular requirements of its commercial and independent growers, and individual customers. Therefore, the Company's marketing and distribution efforts consists of a direct sales force of persons, dealers and distributors, telesales, mail order catalog and the Internet.

Competition

CropKing's success and ability to compete is dependent in part upon its proprietary hydroponic products and systems. While the Company intends to rely on patent, trademark, copyright and proprietary rights to protect its proprietary hydroponic products and systems, CropKing believes that such factors as the technological and creative experience and skills of its personnel, new product developments, frequent product enhancements, name recognition, and reliable product and system service are more essential to establishing and maintaining a position in the marketplace. Despite CropKing's efforts to protect its proprietary rights and trade secrets, unauthorized parties may attempt to copy aspects of the Company's hydroponic products and systems to "reverse engineer" CropKing's proprietary designs, or to obtain and use information that the Company regards as proprietary. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation may result in substantial costs and diversion of resources and may have a material adverse effect on CropKing's business, operating results or financial condition.

The market for CropKing's hydroponic products, systems and services is relatively new, intensely competitive, rapidly evolving and subject to rapid change. CropKing expects competition to persist, intensify and increase in the future, from start-up companies to major agribusinesses. Many of the Company's current and potential competitors have larger operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than CropKing. Competition in the hydroponics business will continue to be intense in the foreseeable future as the environment continues to deteriorate and demand for crop foods intensifies as the population expands, and there can be no assurance that the Company will be able to compete successfully against current or future competitors, or that this significant competition will not adversely affect CropKing's business, operating results or financial conditions.

Employees

CropKing has a total of __ employees, all of whom are full time employees. Of the total number of employees, __ are engaged in the Company's management, product development, support and services, __ are engaged in marketing and sales and __ are engaged in administration and finance. The Company's future success depends in significant part upon the continued service of its key technical and managerial personnel. Competition for qualified technical personnel is intense and there can be no assurance that the Company will be able to retain its key technical and managerial employees or that it will be able to attract and retain additional qualified technical and managerial personnel in the future. None of the Company's employees is represented by labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

The rapid execution necessary for the Company to fully exploit the market window for its hydroponic products and systems requires an effective planning and management process. CropKing's growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its technical employee base. For example, CropKing is currently in the process of building its internal product development and support organization. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance the CropKing's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit the market window for CropKing's products and systems. If the Company is unable to manage growth effectively, CropKing's business, operating results and financial conditions may be materially adversely affected.

Facilities

CropKing leases approximately __ square feet for its principal executive offices located at 5050 Greenwich Road, Seville, Ohio 44273. The property is owned by Daniel Brentlinger. Based rental for the current premises is approximately ____ per month. The lease requires the Company to pay certain property taxes and certain operating expenses. CropKing believes that its current facilities are suitable and adequate for its current operations.

Financial Statements

CropKing's balance sheets and statements of income for the past five fiscal years are presented in Schedules A and B on pages 28 and 29. The fiscal 1996 and 1997 financial statements were audited by Grant Thornton LLP. Schedule C, on page 30, summarizes the information as a percentage of sales. Schedule D, on page 31, contains selected financial data during the period, including cash flow, EBIT, EBITDA. Additionally, we present in Schedule E, on page 32, the five-year weighted averages for net income, cash flow, EBITDA, and EBIT.

SCHEDULE  A

                                  CropKing, Inc.                      Schedule A
                                  Balance Sheet
                               Years Ended July 31



                                               1997        1996        1995        1994        1993
                                          ---------   ---------    --------    --------    --------
ASSETS:
   Cash................................    $110,920     $61,468     $79,672    $155,334     $42,647
   Net Accounts Receivable.............     148,518      80,426      97,480      45,627      50,589
   Other Recievables...................      47,344      23,548      56,348      65,369      46,148
   Inventories.........................     580,505     450,281     322,579     301,457     291,006
   Prepaid Expenses....................       9,733      15,703      15,748           0           0
   Deferred Taxes......................      11,000       3,000       2,361           0       8,694
                                          ---------   ---------     -------     -------     -------
TOTAL CURRENT ASSETS...................     908,020     634,426     574,188     567,787     439,084
   Land................................     209,280     209,280           0           0           0
   Buildings and Improvements..........     707,140     707,140           0           0           0
   Furniture and Fixtures..............     134,964     121,465     109,621     108,059      90,938
   Leasehold Improvements..............     135,013     119,099      28,919      28,919       8,704
   Machinery and Equipment.............     240,674     205,508     100,178      73,339      42,235
   Vehicles............................      25,758           0      49,308      49,308      49,308
                                          ---------   ---------     -------     -------     -------
TOTAL FIXED ASSETS.....................   1,452,829   1,362,492     288,026     259,625     191,185
    less accumulated depreciation......     235,682     151,559     179,696     158,161     141,821
                                          ---------   ---------     -------     -------     -------
NET FIXED ASSETS.......................   1,217,147   1,210,933     108,330     101,464      49,364
   Other...............................       1,806       2,306       1,806       1,406       1,706
                                          ---------   ---------     -------     -------     -------
TOTAL ASSETS...........................   2,126,973   1,847,665     684,324     670,657     490,154


LIABILITIES and EQUITY:
   Accounts Payable....................     172,363      57,353      65,756      97,081    130,031
   Note Payable - Shareholder..........           0      25,000      25,000      25,000     25,000
   Current Long-Term Debt..............      46,295      41,709      18,156      26,511     15,000
   Customer Deposits...................     158,299     174,496     118,424      94,852     48,155
   Accrued Liabilities.................     117,778      52,231      70,318      91,513      9,418
   Accrued Income Taxes................      71,906       6,715           0           0          0
                                          ---------   ---------     -------     -------     -------
TOTAL CURRENT LIABILITIES..............     566,641     357,504     297,654     334,957    227,604
   Long-Term Debt......................   1,070,330   1,117,119      22,500      36,250     51,250
   Deferred Income Taxes...............       8,000      11,000      12,465           0          0
                                          ---------   ---------     -------     -------     -------
TOTAL LONG-TERM LIABILITIES............   1,078,330   1,128,119      34,965      36,250     51,250
                                          ---------   ---------     -------     -------     -------
TOTAL LIABILITIES......................   1,644,971   1,485,623     332,619     371,207    278,854
   Common Stock........................       3,999       3,999       3,999       3,999      3,999
   Retained Earnings...................     478,003     358,043     347,706     295,451    207,301
                                          ---------   ---------     -------     -------     -------
TOTAL EQUITY...........................     482,002     362,042     351,705     299,450    211,300
                                          ---------   ---------     -------     -------     -------
TOTAL LIABILITIES and EQUITY...........   2,126,973   1,847,665     684,324     670,657    490,154


Source: Audited Financial Statements (1997 and 1996 only)

SCHEDULE  B

                                  CropKing, Inc.                      Schedule B
                               Statement of Income
                               Years Ended July 31


                                      1997        1996        1995        1994        1993
                                ----------  ----------  ----------  ----------  ----------
NET SALES                       $5,032,630  $3,854,336  $2,945,881  $2,609,724  $1,659,913
   Materials                     2,683,625   2,140,829   1,635,000   1,498,679     918,488
   Labor                           247,135     191,328     134,461     104,946      64,766
   Other                           128,036      97,321      91,824      23,209       8,836
                                ----------  ----------  ----------  ----------  ----------
Cost of Goods Sold               3,058,796   2,429,478   1,861,285   1,626,834     992,090
                                ----------  ----------  ----------  ----------  ----------
GROSS INCOME                     1,973,834   1,424,858   1,084,596     982,890     667,823
   Officers' Salaries              192,310     107,818     161,630     156,200      81,022
   Wages - Salesmen                132,805      87,266      78,691      50,693      23,367
   Wages - Management               82,865      69,335      45,357      38,609      33,746
   Wages - Office                   98,043      80,851      62,999      50,078      44,365
   Advertising                     157,884     141,852     147,992     107,566      97,531
   Freight- Out                    134,115      78,672      59,126      53,057      45,732
   Commissions                      87,504      63,069      21,702      14,620           0
   Depreciation                     84,123      73,543      21,314      16,034      13,516
   Taxes                           160,718      96,269      51,359      41,504      30,246
   Professional Fees                57,776      73,627      42,503      30,000           0
   Postage                          57,624      46,337      37,555      27,419      18,669
   Office Expense                   42,223      37,929      35,964      26,849      18,608
   Other                           422,689     291,959     260,750     257,866     273,657
                                ----------  ----------  ----------  ----------  ----------
Total Operating Expenses         1,710,679   1,248,527   1,026,942     870,495     680,459
                                ----------  ----------  ----------  ----------  ----------
NET OPERATING INCOME               263,155     176,331      57,654     112,395     (12,636)
   Interest Income                   9,933         845           0           0         202
   Interest Expense               (119,705)   (118,831)    (10,787)    (15,021)    (13,737)
   Sale of Assets                        0     (35,169)          0           0           0
   Other                            37,577      16,716      13,536       9,578       6,730
                                ----------  ----------  ----------  ----------  ----------
Total Other Income (Expense)       (72,195)   (136,439)      2,749      (5,443)     (6,805)
                                ----------  ----------  ----------  ----------  ----------
NET INCOME BEFORE TAXES            190,960      39,892      60,403     106,952     (19,441)
   Income Taxes                     71,000       6,500       8,148      18,802      (4,874)
                                ----------  ----------  ----------  ----------  ----------
NET INCOME                         119,960      33,392      52,255      88,150     (14,567)



Source: Audited Financial Statements (1997 and 1996 only)

                                 CropKing, Inc.                      Schedule C
                                Percent of Sales
                               Years Ended July 31


                                      1997     1996     1995     1994     1993
                                    ------   ------   ------   ------   ------

NET SALES                           100.0%   100.0%   100.0%   100.0%   100.0%
   Materials                          53.3     55.5     55.5     57.4     55.3
   Labor                               4.9      5.0      4.6      4.0      3.9
   Other                               2.5      2.5      3.1      0.9      0.5
Cost of Goods Sold                    60.8     63.0     63.2     62.3     59.8
GROSS INCOME                          39.2     37.0     36.8     37.7     40.2
   Officers' Salaries                  3.8      2.8      5.5      6.0      4.9
   Wages - Salesmen                    2.6      2.3      2.7      1.9      1.4
   Wages - Management                  1.6      1.8      1.5      1.5      2.0
   Wages - Office                      1.9      2.1      2.1      1.9      2.7
   Advertising                         3.1      3.7      5.0      4.1      5.9
   Freight - Out                       2.7      2.0      2.0      2.0      2.8
   Commissions                         1.7      1.6      0.7      0.6      0.0
   Depreciation                        1.7      1.9      0.7      0.6      0.8
   Taxes                               3.2      2.5      1.7      1.6      1.8
   Professional Fees                   1.1      1.9      1.4      1.1      0.0
   Postage                             1.1      1.2      1.3      1.1      1.1
   Office Expense                      0.8      1.0      1.2      1.0      1.1
   Other                               8.4      7.6      8.9      9.9     16.5
Total Operating Expenses              34.0     32.4     34.9     33.4     41.0
NET OPERATING INCOME                   5.2      4.6      2.0      4.3     (0.8)
   Interest Income                     0.2      0.0      0.0      0.0      0.0
   Interest Expense                   (2.4)    (3.1)    (0.4)    (0.6)    (0.8)
   Sale of Assets                      0.0     (0.9)     0.0      0.0      0.0
   Other                               0.7      0.4      0.5      0.4      0.4
Total Other Income (Expense)          (1.4)    (3.5)     0.1     (0.2)    (0.4)
NET INCOME BEFORE TAXES                3.8      1.0      2.1      4.1     (1.2)
   Income Taxes                        1.4      0.2      0.3      0.7     (0.3)
NET INCOME                             2.4      0.9      1.8      3.4     (0.9)


                                  CropKing, Inc.                    Schedule D
                             Selected Financial Data
                               Years Ended July 31


                                          1997             1996              1995             1994             1993
                                    ----------       ----------        ----------       ----------       ----------


NET SALES                           $5,032,630       $3,854,336        $2,945,881       $2,609,724       $1,659,913
GROSS INCOME                         1,973,834        1,424,858         1,084,596          982,890          667,823
NET OPERATING INCOME                   263,155          176,331            57,654          112,395          (12,636)
NET INCOME                             119,960           33,392            52,255           88,150          (14,567)
CASH FLOW                              204,083          106,935            73,569          104,184           (1,051)
EBIT (a)                               300,732          157,878            71,190          121,973           (5,906)
EBITDA (a)                             384,855          231,421            92,504          138,007            7,610
INTEREST-BEARING DEBT                1,116,625        1,183,828            65,656           87,761           91,250
CAPEX                                   90,336          184,132            10,389           87,761           91,250

Earnings per share                      399.87           111.31            174.18           293.83           (48.56)
Dividends per share                       0.00             0.00              0.00             0.00             0.00
Book Value per share                  1,606.67         1,206.81          1,172.35           998.17           704.33
Cash Flow per share                     680.28           356.45            245.23           347.28            (3.50)
Net Working Capital per share         1,137.93           923.07            921.78           776.10           704.93

Inventory Turnover                         5.3              5.4               5.8              5.4              3.4
Current Ratio                              1.6              1.8               1.9              1.7              1.9
% Income Tax Rate                         37.2             16.3              13.5             17.6             25.1
% Payout Ratio                             0.0              0.0               0.0              0.0              0.0
% LT Debt Capitalization                  69.1             75.7               9.0             10.8             19.5
% Gross Income/Sales                      39.2             37.0              36.8             37.7             40.2
% Operating Income/Sales                   5.2              4.6               2.0              4.3             (0.8)
% Net Income/Sales                         2.4              0.9               1.8              3.4             (0.9)
% Return on Equity                        24.9              9.2              14.9             29.4             (6.9)
% Return on Assets                         5.6              1.8               7.6             13.1             (3.0)



All per share calculations are based on 300 common shares outstanding as of July 31, 1997.

(a) as presented in Schedule E
EBIT = earnings before interest and taxes
EBITDA = earnings before interest, taxes, depreciation, and amortization

                                 CropKing, Inc.                       Schedule E
                     Net Income, Cash Flow, EBIT, and EBITDA
                               Years Ended July 31


                                       1997        1996        1995        1994        1993
                                   --------     -------     -------   ---------   ---------

Net Income Before Taxes            $190,960     $39,892     $60,403    $106,952   ($19,441)
   less Income Taxes                 71,000       6,500       8,148      18,802     (4,874)
                                   --------------------------------------------------------
 Net Income                         119,960      33,392      52,255      88,150    (14,567)
   plus Depreciation/Amortization    84,123      73,543      21,314      16,034     13,516
                                   --------------------------------------------------------
Cash Flow                           204,083     106,935      73,569     104,184     (1,051)
   plus Interest Expense            119,705     118,831      10,787      15,021     13,737
   less Interest Income             (9,933)        (845)          0           0       (202)
   plus Income Taxes                 71,000       6,500       8,148      18,802     (4,874)
                                   --------------------------------------------------------
EBITDA                              384,855     231,421      92,504     138,007       7,610
   less Depreciation/Amortization   (84,123)    (73,543)    (21,314)    (16,034)    (13,516)
                                   --------------------------------------------------------
EBIT                                300,732     157,878      71,190     121,973      (5,906)




Five-Year Wtd. Avg. Net Income               $70,124
Five-Year Wtd. Avg. Cash Flow               $125,079
Five-Year Wtd. Avg. EBITDA                  $227,406
Five-Year Wtd. Avg. EBIT                    $172,452




EBIT = earnings before interest and taxes
EBITDA = earnings before interest, taxes, depreciation, and amortization

                               VALUATION ANALYSIS

Valuation Approach

We value CropKing on a going concern basis by utilizing a discounted cash flow ("DCF") analysis. In the DCF method, future economic income or cash flow is projected over several time periods. The income stream is then discounted to a present value at a rate appropriate for the expected risk. A terminal value at the end of the projected time period reflecting return of investment is also discounted to present value and added to the present value of the discounted income stream.

DCF is the basis for our analysis of CropKing because it permits the Company to be evaluated on future potential, recognizing capacity constraints and specific market conditions at the time of the stock transactions.

To provide support to the DCF analysis, we have reviewed publicly traded companies to locate guideline companies that would provide a reasonable basis for comparison to the relative investment characteristics of the private entity being valued. Ideal guideline companies are in the same industry as the entity being valued. However, because hydroponic systems are a developing technology, there are not yet any publicly traded companies in the industry. The guideline company approach to valuation is not available for CropKing based on its young undeveloped market niche. Companies that produce glass greenhouse systems do not have the same growth or market profile as a hydroponic company. Therefore, we based our analysis exclusively on DCF methodology.

Discounted Cash Flow

The discounted cash flow method estimates fair market value by projecting the future income stream (cash flow) attributable to the operating business and discounting that income stream back to present value. We prepare the discounted cash flow model on a debt free basis, removing interest expense from future cash flow and reducing the net present values by current debt. Projected cash flow for CropKing is determined as follows: Adjusted after-tax operating net income plus depreciation and amortization, minus increases in net working capital, minus capital expenditures.

The projected cash flow is discounted to present value at a weighted average cost of capital ("WACC") rate of 15.9%. The DCF analysis is presented in Exhibit A on the following page. It was prepared based on analysis of historical trends, actual results based on financial statements through fiscal 1997, the written business plan prepared in March 1995, and discussions with management regarding future prospects, trends, and potential.

Sales are computed based on management's forecast growth for fiscal 1998 and thereafter at an internally sustainable rate of 20% per year. The compound annual growth rate of sales for CropKing between 1993 and 1997 was 32%.

Cost of Goods Sold is forecast at a constant level based on fiscal 1997 actual. Its gross profit margin was 39.2% in fiscal 1997 (see Schedule C).

                                                                      Exhibit A

                          Discounted Cash Flow Summary

                                 CropKing, Inc.


Calculation
-----------
As of August 1, 1997                        1997        1998        1999         2000         2001         2002     Terminal Year
                                        -----------   ---------  ----------   ----------  -----------  -----------  --------------
Number of Months
  (for PV rate purposes)                                      6          18           30           42           54             60
Number of Months
  (for Annualized NCF)                                       12

Sales                                    $5,032,63   $5,904,177  $7,081,813   $8,494,975  $10,191,000  $12,226,000    $13,447,000
  Cost of Goods Sold                    (3,058,796)  (3,542,506) (4,249,088)  (5,096,985)  (6,110,000   (7,340,000)    (8,070,000)
Gross Income                             1,973,834    2,361,671   2,832,725    3,397,990    4,081,000    4,886,000      5,377,000
   Operating Expenses                   (1,710,679)  (1,977,899) (2,372,407)  (2,845,817)  (3,413,985)  (4,095,710)    (4,504,745)
   Interest Expense*                      (119,705)           0           0            0            0            0              0
   Other Income and Expense                 47,510       25,000      25,000       25,000       25,000       25,000         25,000
Pretax Net Income                          190,960      408,772     485,318      577,173      692,015      815,290        897,255
   Income Taxes (40% in 1998 & beyond)     (71,000)    (164,000)   (194,000)    (231,000)    (277,000)    (326,000)      (359,000)
Net Income                                 119,960      244,772     291,318      346,173      415,015      489,290        538,255
   plus Interest Expense (net of tax)       70,000            0           0            0            0            0              0
Debt Adjusted Net Income*                  189,960      244,772     291,318      346,173      415,015      489,290        538,255

Sales Growth                                 30.6%        17.0%       20.0%        20.0%        20.0%        20.0%          10.0%
Gross Profit Margin                          39.2%        40.0%       40.0%        40.0%        40.0%        40.0%          40.0%
Operating Expenses/Sales                     34.0%        33.5%       33.5%        33.5%        33.5%        33.5%          33.5%
Net Profit Margin                             2.4%         4.1%        4.1%         4.1%         4.1%         4.0%           4.0%
Debt Adjusted Net Proft Margin*               3.8%         4.1%        4.1%         4.1%         4.1%         4.0%           4.0%

plus Depreciation and Amortization          84,123       90,000      95,000      100,000      100,000      100,000        100,000
plus/(less) change in Net Working Capital       --      (59,000)   (100,000)    (100,000)    (120,000)    (144,000)       (86,000)
less Capital Expenditures                       --     (100,000)   (100,000)    (100,000)    (100,000)    (100,000)      (100,000)

Net Cash Flow                                           175,772     186,318      246,173      295,015      345,290        452,255
x Present value factor @  15.9%                          0.9241      0.7890       0.6738       0.5753       0.4913         0.4539

Present Value NCF                                       162,423     147,013      165,860      169,725      169,624




Value of Total Operating Equity                                Terminal Value
-------------------------------                                ----------------
Sum PV NCF                           $814,646                  Available Cash Flow                $452,255
Terminal Value                      1,591,464                  x terminal multiple                  7.7519
                                   ----------                                                   ----------
Total Operating Equity Value        2,406,110                                                    3,505,853
  less debt                        (1,116,625)                 x PV factor                          0.4539
  plus cash                           110,920
                                   ----------                                                   ----------
Rounded                            $1,300,000                  = Terminal Value                 $1,591,464


* discounted cash flow is calculated on a debt free basis

Operating Expenses are projected to remain at near the fiscal 1997 actual level. Based on necessary research and development, we project that operating expenses will remain at 33.5% of sales throughout the period.

Interest expense includes actual amounts for fiscal 1997. Because we are using a debt free approach, we do not consider future interest expense.

Capital Expenditures ("CAPEX") are estimated at $100,000 per year for the next five years. Minimal CAPEX are anticipated for the next five years for enhancements to the current equipment.

Depreciation and Amortization expenses consist of depreciation of the existing asset base. Depreciation is assumed to rise to $100,000 per year or at the rate of CAPEX over a five-year period. In the terminal year, depreciation expense is equal to CAPEX, as we assume that CropKing will invest in capital equipment at a rate equal to depreciation expense.

Net Working Capital is estimated as a percentage of sales (7%) based on the approximate fiscal 1997 actual percentage.

The Terminal Multiple utilized in our DCF analysis is the inverted discount rate reduced by an assumed 3% long-term inflation rate.

The Discount Rate utilized for our analysis was determined by the Capital Asset Pricing Model approach to the WACC cost of equity and after-tax cost of debt at the prime rate plus .5%. As of the date of valuation, the required WACC return is 15.9% as presented below and based on a capital structure of 75% equity and 25% debt.

                       WACC-Capital Asset Pricing Model


Risk Free Rate of Return (20-year Treasury Bond)                                                 6.04

Market Risk Premium (1997 Yearbook - Ibbotson & Associates)                        7.50%
Estimated Beta                                                                    x 1.00         7.50
                                                                                  ------
10th Decile Small Stock Risk Premium
       (1997 Yearbook - Ibbotson & Associates)                                                   5.80
                                                                                                 ----
Cost of Equity                                                                                  19.34%

Interest Rate for Debt (Prime plus 0.5%)                                           9.00%
     less tax savings                                                             (3.60)
                                                                                  ------
Cost of Debt                                                                                    5.40%

Rounded WACC (3/4 Equity, 1/4 Debt)                                                             15.9%


We have used the midyear discounting convention to reflect that cash flows are received more or less evenly throughout the year, which projects that cash flows will be received earlier on average than the more common year-end discounting model. Once the DCF operating value is determined, we add cash and subtract interest-bearing debt from the operating value, based on amounts outstanding on the balance sheet as of the close of fiscal 1997.

The DCF analysis suggests that the equity value of CropKing is $1,300,000.

Net Asset Value

The book value of CropKing at the close of fiscal 1997 is $482,002 (see Schedule
A). Current assets, consisting principally of cash, inventories, and net accounts receivable, comprise approximately 43% of total assets. Fixed assets totaled $1,217,000 at the close of fiscal 1997 and had been depreciated only 16% from cost. We find no adjustment to the balance sheet values of assets as reported is warranted.

The Company's liabilities are incurred in normal operations. All other assets and liabilities are valued as stated on the balance sheet since they are reported in cash equivalent terms or comprise a modest portion of total assets. CropKing has no other off balance sheet or contingent obligations of which we are aware that would have a significant claim against Company assets.

We find that the net asset value factor suggests a fair market value of $482,002.

Weighting of Valuation Factors

A company's value is comprised of the market's assessment of the three predominant factors of value. The influence of each factor may vary among particular companies or for the same company from year to year. On a going concern basis, earnings normally are given the predominant weight of the three major factors. This is particularly true in the case of high growth businesses. Earnings are ultimately the source of all value, reflected in either dividends paid or in retained earnings which are realized on sale. In determining the value of CropKing, it is our judgment that a 75% weight should be given to the DCF factor and a 25% weight to the net asset value factor.

We, therefore, conclude that the fair market value is $1,100,000, as follows:


DCF:                           $1,300,000 times weight of 75%       =             $975,000
Net Asset Value:                  482,002 times weight of 25%       =              120,501
                                                                                ----------
                                                                                 1,095,501

                                                                     Rounded :  $1,100,000



Although the above is cast in mathematical terms, it represents a synthesis of our judgment as a market assessment of the value of CropKing. To cross-check our valuation analysis for reasonableness, the following price multiples may be imputed based on the marketable minority interest value of $1,100,000. The imputed multiples and ratios are presented below:



           Factor                                Multiple/Ratio
           ------                                --------------
1997 Earnings                                       9.2x
Five-Year Wtd. Avg. Earnings                       15.7x
1997 Cash Flow                                      5.4x
Five-Year Wtd. Avg. Cash Flow                       8.8x
1997 EBIT                                           7.0x
Five-Year Wtd. Avg. EBIT                           12.2x
1997 EBITDA                                         5.5x
Five-Year Wtd. Avg. EBITDA                          9.3x
1997 Book Value                                   228.2%


It is our judgment that the imputed multiples on CropKing's financial performance are within the reasonable range for a developing business in an emerging industry. Until the hydroponics develops into a bigger industry, multiples for early entrants, such as CropKing, will be constrained. This is consistent with the imputed multiples indicated.

CONCLUSION

As of August 22, 1997, we find the fair market value of CropKing is $1,100,000 or $3,666.67 per share based on 300 shares then outstanding.

                                    GLOSSARY


Working Capital:                Excess current assets over current liabilities.

Cash Flow:                      Sum of net income, depreciation, and amortization expense.

Inventory Turnover:             Cost of goods sold divided by year-end inventory.

Current Ratio:                  Current assets divided by current liabilities.

Payout Ratio:                   Percentage of dividends in relation to current earnings per share.

Long-Term Debt Capitalization:  Percentage  of  long-term  indebtedness  in  relation to total  long-term  debt and equity.

Gross Income/Sales:             Gross profit margin (margin
                                remaining after cost of sales is deducted from
                                gross revenue) as percentage of gross revenue.

Operating Income/Sales:         Operating profit margin (margin
                                remaining after all costs and expenses other
                                than those of a nonoperating nature, such as
                                interest and taxes, are deducted from gross
                                revenue) as percentage of gross revenue.

Net Income/Sales:               Net profit margin (margin
                                remaining after all costs and expenses are
                                deducted from gross revenue) as percentage of
                                gross revenue.

Return on Equity:               Percentage of net income in relation to total equity.

Return on Assets:               Percentage of net income in relation to total assets.

Yield:                          Percentage of the dividend in relation to market price of the share.

Price/Book Value:               Percentage of the market price of a share in relation to its book value.


                                                                      Appendix A

                               RADD L. RIEBE, ASA
                                BIOGRAPHICAL DATA

Educational Background

               B.A.     -    College of Wooster 1975
               J.D.     -    Case Western Reserve University 1978
               M.B.A.   -    Case Western Reserve University 1983

Positions

               Vice President and Director, Key Business Valuation Services, Key Trust Company of Ohio, N.A. -- engaged in business valuation since 1981 with more than 1,000 valuation engagements of closely held firms

               Chairman, Non-Marketable Securities Subcommittee of Personal Trust Security Analysis Committee

               (member since 1986)

               Member, Personal Trust Real Estate Committee since 1991

               Attorney, Office of Counsel, Ameritrust Company -- engaged in providing legal counsel to Personal Trust Division (1978-1981)

Professional Associations and Memberships

               ASA - Senior Member (#4564) in the American Society of Appraisers since 1988 (tested/accredited in Business Valuation, reaccredited in 1993)

               The ESOP Association
               Ohio Chapter-The ESOP Association
               National Center for Employee Ownership
               Estate Planning Council of Cleveland

Publications and Speaking Engagements

               Various CLE speaking engagements on valuation issues for closely held business interests - Cleveland, Columbus, Fort Myers, Indianapolis, Naples, Tampa, and Toledo

               Valuation Panelist

               -  1993 ABA Private Banking Symposium for Senior Management

               - Northeast Ohio Employee Ownership Center ESOP Administration
                 Forum: Repurchase Liability - 1993

               - 3rd Annual IRS-Cleveland State University Conference on Federal
                 Wealth Transfer Taxation - 1992

               - Northeast Ohio Employee Ownership Center Annual Conference -
                 1992

               Instructor, "Valuation of Closely Held Businesses" Ohio Bankers Association Trust School - 1988 and 1989

Testimony

               In court expert witness testimony involving contested business valuation issues

                                                                      Appendix A

                           BRIAN D. BORNINO, CPA, CMA
                                BIOGRAPHICAL DATA

Educational Background

               Bachelor of Business Administration, Summa Cum Laude - Accounting
                  & Finance Ohio University 1995

Positions

               Business Valuation Services, Key Trust Company of Ohio, N.A. Valuation Officer (1996 - present)
               Responsible for the valuation of closely-held businesses.

               Lynch, Anselmo, Ott & Company, Certified Public Accountants Staff Accountant (1995-1996)

               Responsible for business valuations, financial statement review and compilation, small business consulting, qualified retirement plan administration, and corporate and individual tax planning and compliance.

               The Limited Express, World Headquarters
               College Internship (Summer, 1994)
               Responsible for financial analysis and reporting.

Professional Accreditation

               CPA - Certified Public Accountant (member #35,089)
               CMA - Certified Management Accountant (member #19,153)

Professional Associations and Memberships

               American Institute of Certified Public Accountants
               Ohio Society of Certified Public Accountants
                  - Litigation Support Committee
               Institute of Management Accountants
               The ESOP Association
               Ohio Chapter - The ESOP Association

                                                                      Appendix B

                           INDEPENDENCE OF APPRAISERS

Neither Key Trust Company of Ohio nor the individuals involved with this appraisal have any present or contemplated future interest in the subject property or any other interest which might tend to prevent making a fair and unbiased appraisal.

                       CONTINGENT AND LIMITING CONDITIONS

This appraisal is subject to the following contingent and limiting conditions:

           1. Information, estimates, and opinions contained in this report are obtained from sources considered reliable; however, no liability for such sources is assumed by the appraiser.

           2. Client company and its representatives warranted to appraiser that the information supplied to appraiser was complete and accurate to the best of the client's knowledge; and that any reports, analysis, or other documents prepared for it by appraiser will be used only in compliance with all applicable laws and regulations.

           3. Possession of this report, or a copy thereof, does not carry with it the right of publication of all or a part of it, nor may it be used for any purpose by any but the client without the previous written consent of the appraiser or the client, and in any event only with proper attribution.

           4. Appraiser is not required to give testimony in court, or be in attendance during any hearings or depositions, with reference to the company being appraised, unless previous arrangements have been made. The appraiser is committed to supporting the appraisal report provided compensation arrangements for such additional services are made.

           5. The various estimates of value presented in this report apply to this appraisal only, and may not be used out of the context presented herein.